THE MAINSTAY FUNDS

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 5, 2019

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Schedule 14A filing (the “Proxy”) for The MainStay Funds (SEC File No. 811-04550) (the “Registrant”)

Dear Mr. Gregory:

This letter responds to comments provided by telephone on March 22, 2019, with respect to the Proxy. The Proxy was filed with the Securities and Exchange Commission on March 15, 2019 (SEC Accession No. 0001144204-19-014286). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxy, except as defined herein.

Notes

Please note that where a comment is made in one section, such comments are applicable to all similar disclosure appearing elsewhere in the Proxy.

Please update and/or complete all missing or bracketed information in the next filing of the Proxy.

Notice

Comment 1.          With respect to approval of Proposal no. 2, please revise the disclosure to accurately reflect the language in the Order. We note that the Order refers to wholly-owned subadvisors and non-affiliated subadvisors. Please make conforming changes throughout the Proxy. See The MainStay Funds, et al. (ICA Rel. Nos. 31597 and 31663).

Response. As discussed in the Proxy, the Registrant is seeking approval of shareholders to operate the Fund under any manager-of-managers structure, including pursuant to the Order. The Registrant would operate in accordance with the terms and conditions of the Order unless and until such other manager-of-managers arrangement applicable to the Fund is authorized by any future law, regulation, exemptive relief or guidance provided by the SEC or its staff. For these reasons, the Registrant respectfully declines to incorporate this comment.

Introduction

Comment 2.          Please provide the SEC filing numbers and dates for the supplements referenced below:

For additional details regarding the Repositioning, please see a summary of the changes in the discussion of the Proposal in this Proxy Statement. Please also see the supplements to the Fund’s Prospectus and Statement of Additional Information dated March 15, 2019.

Response. We have made these changes as requested.

Comment 3.          Please state that the elimination of the fund accounting services fee and the implementation of an expense limitation agreement is anticipated to result in lower net expense ratios for all of the classes of the Fund, if true, or explain any differences for other existing classes of the fund.

Response. We have made this change as requested.

Proposal 1

Comment 4.          Please state that shareholder approval is not required for the Repositioning, and the specific other changes to the Fund, such as changes to investment strategy, objective and risk factors.

Response. We have made this change as requested.

Comment 5.          Please disclose what other options would be available to the Fund if Proposal 1 is not approved, for example, clarify what other actions the Board or New York Life Investments might take if the Repositioning did not occur, and what effects this would have on the Fund.

Response. We have made this change as requested.

Comment 6.          Under the Q&A and elsewhere in the Proxy, the disclosure does not clearly distinguish between the original multi-manager order and the new multi-manager order. Please review the Proxy and revise the disclosure for accuracy and consistency. For example, we note that the prior order permitted New York Life Investments with the Board’s approval, to hire and terminate advisory agreements solely with unaffiliated subadvisors and to materially amend related subadvisory agreements without shareholder approval; however, the new order, subject to shareholder approval, permits New York Life Investments with the Board’s approval, to hire and terminate both Wholly-Owned Subadvisors and unaffiliated Subadvisors and to materially amend such subadvisory agreements without shareholder approval.

Response. We have made certain changes in response to this comment.

Comment 7.          Please revise the disclosure describing what information the Trustees considered as explained in the below paragraph to more specifically explain why the Board considered the engagement of Candriam Luxembourg as a new subadvisor for the Fund as opposed to MacKay Shields or any other potential subadvisors.

Response. The Registrant believes the disclosure appropriately reflects the relevant factors that the Board considered when reviewing and approving New York Life Investments’ recommendation to appoint Candriam Luxembourg as a new subadvisor for the Fund. For this reason, the Registrant respectfully declines to incorporate this comment.

Comment 8.          Please disclose whether the Board considered any negative factors that could affect Proposal 1 and make a conforming change in the disclosure with respect to the discussion of the Board considerations with respect to Proposal 2. For example, if the Board considered repositioning costs and potential tax effects to shareholders.

Response. We have implemented certain changes in response to this comment.

Comment 9.          Please add additional disclosure to explain why the Board made the decision to choose Candriam Luxembourg despite the subadvisor’s lack of experience in advising investment companies registered under the 1940 Act. Disclose prominently in the discussion of Candriam Luxembourg at the beginning of the Proxy that it had not previously advised a fund registered under the 1940 Act. In addition, please specifically disclose information pertaining to Candriam Luxembourg’s qualifications and details regarding its experience as an advisor to funds.

Response. We have implemented certain changes in response to this comment.

Comment 10.      With respect to the fund advised by Candriam Luxembourg, please disclose the fund’s performance and whether it was lower than other funds in its industry. In addition, please disclose this information for the Fund as discussed in this paragraph:

In connection with the Board’s consideration of the Repositioning and the Proposed New Subadvisory Agreement, the Board evaluated investment performance results over various periods in light of the Fund’s investment objective, strategies and risks, as disclosed in the Fund’s prospectus, with a greater emphasis generally placed on longer-term performance. The Board particularly considered investment reports on and analysis of the Fund’s performance provided to the Board throughout the year by the Investment Consulting Group of New York Life Investments. These reports included, among other items, information on the Fund’s gross and net returns, the Fund’s investment performance compared to relevant investment categories and the Fund’s benchmark, the Fund’s risk-adjusted investment performance and the Fund’s investment performance as compared to peer funds, as appropriate, as well as portfolio attribution information and commentary on the effect of current and recent market conditions.

Response. We have implemented certain changes in response to this comment.

Comment 11.      Please disclose the information required by Item 22(c)(10) of Schedule 14A.

Response. We respectfully decline to revise this disclosure. The other portfolio Candriam Luxembourg manages with similar investment strategies to the Fund is a UCITS fund organized under the laws of Luxembourg. UCITS funds are not included in the definition of “fund” under Item 22(a)(1)(v) and 22(a)(1)(x) of Schedule 14A.

Comment 12.      Per Item 22(c)(3) of Schedule 14A, please disclose the names and addresses of all parents of the investment manager and show the basis of control of the investment manager, and each parent by its immediate parent. If any named person is a corporation, show percentage owned by the parent.

Response. We have made these changes as requested.

Comment 13.      Please disclose the dollar amount of the fund accounting fee during the most recent fiscal year (Item 22(c)(14) of Schedule 14A).

Response. We have made these changes as requested.

Comment 14.      The repositioning costs should be disclosed as they are important considerations for shareholders in determining how to vote on Proposal 1. Please disclose the percentage of the portfolio’s assets expected to be repositioned and all estimated fees and costs associated with any sale or purchase of securities and estimated capital gains impact on the portfolio and shareholders and any other estimable fees and costs relating to the Repositioning. Please ensure that such disclosure is made prominent.

Response. We have implemented certain changes in response to this comment. We respectfully decline to provide an estimate of fees and costs associated with the sale or purchase of securities as these are primarily fixed income investments. The costs of transactions in fixed income instruments typically are imbedded in the price of the security rather than being assessed separately as commissions, and New York Life Investments does not believe it is practicable to provide an accurate estimate of such costs. In addition, the Fund does not expect to distribute a material amount of capital gains, if any, as part of this Repositioning.

Proposal 2

Comment 15.      Please supplementally explain the basis for this statement or delete it (please see Condition 13 of the New Order):

Shareholders also are approving any manager-of-managers structure that may be permitted in the future pursuant to future exemptive relief, guidance from the SEC or its staff, or law or rule.

Response. Please see our response to Comment 1.

Comment 16.      Please revise this statement for clarity:

In addition, the effectiveness of Proposal 2, if approved by shareholders, is not contingent upon the approval of any other Proposal by shareholders of the Fund.

Response. We have made this change as requested.

Other Comments

Comment 17.      Per Item 4(a)(3) of Schedule 14A, please describe the material terms of the contract with the proxy solicitor and provide the name of such party.

Response. We have made this change as requested.

Comment 18.      Please clarify whether the commercial firm referred to below is the same or different from the proxy solicitor. If so, provide the disclosure required by Item 4(a)(3) of Schedule 14A.

Proxies will be solicited via regular mail and also may be solicited via telephone, e-mail or other personal contact by personnel of New York Life Investments, the Fund, their respective affiliates, or, in New York Life Investments’ discretion, a commercial firm retained for this purpose.

Response. We have made this clarifying change as requested.

Proxy Card

Comment 19.      Proposal No. 2: conform to the Proxy.

Response. Please see our response to Comment 1.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Rachel Kuo

Yi Chia Rachel Kuo

Assistant Secretary

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